SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. ___)


Daisytek International Corp.
                            (Name of Issuer)


                               Common Stock
                     (Title of Class of Securities)


                                 234053106
                             (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

                             Page 1 of 7 Pages

CUSIP NO. 234053106
                                        13G  Page 2 of 7 Pages





1         NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

OppenheimerFunds, Inc.
I.R.S. NO. 13-2527171
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*

A

B         X


3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

                             NUMBER OF SHARES
                        BENEFICIALLY OWNED BY EACH
                                 REPORTING
                                  PERSON
                                   WITH
5         SOLE VOTING POWER
          0
6         SHARED VOTING POWER
          0
7         SOLE DISPOSITIVE POWER
          0
8         SHARED DISPOSITIVE POWER
          355,000
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
          355,000
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.49%
12        TYPE OF REPORTING PERSON*
IA                 *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 234053106
                                    13G Page 3 of 7 Pages





1         NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oppenheimer Discovery Fund
I.R.S. No. 22-2725700


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


A

B         X


3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts


NUMBER OF  SHARES
BENEFICIALLY OWNED BY EACH
REPORTING
PERSON
WITH
5         SOLE VOTING POWER
          330,000
6         SHARED VOTING POWER
          0
7         SOLE DISPOSITIVE POWER
          0
8         SHARED DISPOSITIVE POWER
          330,000
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
          330,000
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.10%
12        TYPE OF REPORTING PERSON*
          IV*SEE INSTRUCTION BEFORE FILLING OUT!

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934

Item 1(a)     Name of Issuer:
              Daisytek International Corp.

Item 1(b)     Address of Issuer's Principal Executive Offices:
              500 N. Central Expressway
              Plano, TX 75074

Item 2(a)     Name of Person Filing:
              OppenheimerFunds, Inc.

Item 2(b)     Address of Principal Business Office:
              Two World Trade Center, Suite 3400
              New York, New York 10048-0203

Item 2(c)     Citizenship:
              Inapplicable

Item 2(d)     Title of Class of Securities:
              Common Stock

Item 2(e)     CUSIP Number:
              234053106
Item 3(e)       X  Investment Adviser registered under Section 203 of
                   the Investment Advisers Act of 1940

Item 4(a)      Amount Beneficially Owned:  355,000 shares

Item 4(b)      Percent of Class:  5.49%

Item 4(c)(i)   Sole Power to vote or to direct the vote -  0

Item 4(c)(ii)  Shared power to vote or to direct the vote - 0

Item 4(c)(iii) Sole power to dispose or to direct the disposition of
               - 0

Item 4(c)(iv) Shared power to dispose or to direct the disposition of - 355,000 shares

Item 5         Ownership to Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:
               See Exhibit A hereto.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
               Inapplicable

Item 8         Identification and Classification of Members of the
Group:
               Inapplicable

Item 9         Notice of Dissolution of Group:
               Inapplicable

Item 10        Certification:
               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE      After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 5, 1997

Signature:     /s/ Merryl Hoffman

Name/Title:    Merryl Hoffman, Vice President

                                 EXHIBIT A

     The Board of Directors or Trustees of the registered investment companies managed by OppenheimerFunds, Inc. ("OFI") and owning shares of the issuer can direct the disposition of dividends received by such funds and can dispose of such securities. Additionally, OFI shares the power to dispose of such securities with the Board of Directors or Trustees of such funds; however, the Board of Directors or Trustees of such fund has delegated these responsibilities to OFI as the fund's investment advisor under its investment advisory agreement. OFI has an interest relating to five (5%) percent or more of such securities as disclosed on Page 2 hereof, by virtue of the interest of five percent (5%) or more of such securities by Oppenheimer Discovery Fund, as disclosed on pages 3 and 4 hereof. OFI disclaims ownership of such securities, except as expressly stated herein.

                                 EXHIBIT B

     The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G being filed by OppenheimerFunds, Inc. on or about the date hereof, relating to the common stock of Daisytek International Corp., is filed on behalf of the undersigned.



Dated:  February 5, 1997



                   Oppenheimer Discovery Fund




                   By: /s/ Robert G. Zack


                      Robert G. Zack
                      Assistant Secretary


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